105936655.5 December 28, 2022 VIA EDGAR U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549 Attention: Brian McAllister Raj Rajan Re: Valaris Limited Form 10-K for the fiscal year ended December 31, 2021 Filed on February 22, 2022 Form 8-K filed on November 1, 2022 File No. 001-08097 Ladies and Gentleman: On behalf of our client Valaris Limited, an exempted company incorporated under the laws of Bermuda (the “Company”), set forth below are responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission contained in your letter dated December 15, 2022 (the “Comment Letter”) regarding the above-referenced Current Report on Form 8-K. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response to each comment. Form 8-K filed on November 1, 2022 Operating Statistics, page 9 1. We note your reconciliations of non-GAAP measures, Adjusted Total Revenues, Adjusted Total EBITDAR and Adjusted Total EBITDA presented on pages 9, 10, and 12 respectively. Your adjustments (a) include Valaris’ 50% share of unconsolidated entity ARO’s revenue in calculating Adjusted Total Revenues and (b) exclude Valaris’ 50% share of unconsolidated entity ARO’s’ depreciation and amortization, interest and other expense in calculating Adjusted Total EBITDA and Adjusted Total EBITDAR. We note that you account for the investments in unconsolidated entity ARO, using the equity method of accounting. It appears these

105936655.5 U.S. Securities and Exchange Commission Division of Corporation Finance December 28, 2022 Page 2 non-GAAP measures which (a) include proportionate share of ARO’s revenue and (b) exclude proportionate share of ARO’s depreciation and amortization, interest and other expenses, substitute individually tailored recognition and measurement methods for those of GAAP. Please tell us how you considered the guidance in Question 100.04 of the Division's Non-GAAP Financial Measures Compliance and Disclosure Interpretations and Rule 100(b) of Regulation G when presenting this measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K. Please revise your disclosures as appropriate. Response: The Company acknowledges the Staff’s comment and will revise its disclosure in all future earnings releases and investor presentations filed or furnished on Form 8-K to exclude the presentation of Adjusted Total Revenues, Adjusted Total EBITDA and Adjusted Total EBITDAR, which includes the Company’s 50% share of ARO’s revenues, Adjusted EBITDA and Adjusted EBITDAR. The Company intends to continue to present the line items “Valaris Total” Revenues, “Valaris Total” Adjusted EBITDA and “Valaris Total” Adjusted EBITDAR as currently calculated, the latter two of which adjust for equity in earnings of ARO as noted on page 28 of the earnings release. Reconciliation of Operating Income (Loss) to Adjusted EBITDAR, page 31 2. Please tell us how your reconciliation of Adjusted EBITDAR to operating income of $78.0 million complies with the requirement to reconcile to the most directly comparable financial measure (i.e. net income) calculated and presented in accordance with GAAP. Please refer to Item 10(e)(1)((i)(A) of Regulation S-K and Question 103.02 of the Division’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations and revise your disclosures as appropriate. Response: The Company acknowledges the Staff’s comment and will revise its disclosure in all future earnings releases and investor presentations filed or furnished on Form 8-K to reconcile Adjusted EBITDA and Adjusted EBITDAR, in each case, to net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP. Please direct any questions concerning this letter to the undersigned at (346) 718-6767 or tflorey@gibsondunn.com.

105936655.5 U.S. Securities and Exchange Commission Division of Corporation Finance December 28, 2022 Page 3 Very truly yours, /s/ Tull Florey Tull Florey GIBSON, DUNN & CRUTCHER LLP cc: Christopher T. Weber, Chief Financial Officer